INFINITY FUEL CELL & HYDROGEN, INC. AND SUBSIDIARY

Independent Auditors' Report
Consolidated Financial Statements

December 31, 2023 and 2022



Whittlesey
Forward Advising™

Headquarters
280 Trumbull St
24th Floor
Hartford, CT 06103
Tel: 860.522.3111

www.WAdvising.com

One Hamden Center
2319 Whitney Ave, Suite 2A
Hamden, CT 06518
Tel: 203.397.2525

14 Bobala Road #3
Holyoke, MA 01040
Tel: 413.536.3970

INDEPENDENT AUDITORS' REPORT

To the Director and Stockholders of
Infinity Fuel Cell & Hydrogen, Inc. and Subsidiary

Opinion

We have audited the accompanying consolidated financial statements of Infinity Fuel Cell & Hydrogen, Inc. and Subsidiary (the "Company"), which comprise the consolidated balance sheets as of December 31, 2023 and 2022, and the related consolidated statements of income, stockholders' equity/(deficit) and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2023 and 2022, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.



Whittlesey PC

Hartford, Connecticut
June 11, 2024

INFINITY FUEL CELL & HYDROGEN, INC. AND SUBSIDIARY

Consolidated Balance Sheets

December 31, 2023 and 2022

		2023		2022
Assets				
Current assets:				
Cash	$	210,679	$	4,464,049
Investments		-		4,010,093
Accounts receivable		61,634		2,136
Unbilled accounts receivable		30,908		65,582
Other assets		74,863		247,386
Total current assets		378,084		8,789,246
Property and equipment, net		1,200,239		728,195
Right-of-use operating lease assets		141,939		245,171
Intangible assets, net		127,027		135,927
Total assets	$	1,847,289	$	9,898,539
Liabilities and Stockholders' Equity/(Deficit)				
Current liabilities:				
Accounts payable	$	807,176	$	1,307,168
Accrued liabilities		176,562		201,529
Deferred revenue		621,411		7,224,120
Right-of-use operating lease liabilities, current portion		112,083		102,477
Deferred income taxes		128,442		127,306
Line of credit		1,096,746		-
Total current liabilities		2,942,420		8,962,600
Right of use operating lease liabilities, net of current portion		35,001		147,083
		35,001		147,083
Total liabilities		2,977,421		9,109,683
Stockholders' equity/(deficit):				
Common stock, class A		758		758
Common stock, class B		4,500		4,500
Common stock, class C		149,079		-
Additional paid in capital		316,515		166,435
Retained earnings/(deficit)		(1,600,984)		617,163
Total stockholders' equity/(deficit)		(1,130,132)		788,856
Total liabilities and stockholders' equity/(deficit)	$	1,847,289	$	9,898,539

The accompanying notes are an integral part of the consolidated financial statements.

INFINITY FUEL CELL & HYDROGEN, INC. AND SUBSIDIARY

Consolidated Statements of Income

For the years ended December 31, 2023 and 2022

	2023	2022
Contract revenues	$ 6,940,614	$ 8,956,131
Cost of contract revenues	(6,495,641)	(5,453,839)
Loss provision on contract revenues	-	(589,405)
Gross profit	444,973	2,912,887
Operating expenses:		
General and administrative	2,060,598	1,755,978
Research and development	410,530	287,824
Total operating expenses	2,471,128	2,043,802
Operating (loss)/income	(2,026,155)	869,085
Other income/(expense):		
Unrealized gain on investments	-	7,464
Realized gain on investments	32,268	-
Interest income	33,939	4,675
Other income	44,217	5,816
Interest expense	(18,629)	(2,350)
Other expense	(288,368)	(157,240)
Total other income/(expense)	(196,573)	(141,635)
(Loss)/income before provision for income taxes	(2,222,728)	727,450
Benefit from (provision for) income taxes	4,581	(123,269)
Net (loss)/income	$ (2,218,147)	$ 604,181

The accompanying notes are an integral part of the consolidated financial statements.

INFINITY FUEL CELL & HYDROGEN, INC. AND SUBSIDIARY

Consolidated Statements of Stockholders' Equity/(Deficit)

For the years ended December 31, 2023 and 2022

	Common Stock, Class A			Common Stock, Class B			Common Stock, Class C			Additional Paid In Capital	Retained Earnings/(Deficit)	Total
	Authorized	Issued	Amount	Authorized	Issued	Amount	Authorized	Issued	Amount			
Balance, January 1, 2022	7,000,000	312,500	$ 425	8,000,000	4,500,000	$ 4,500	-	-	$ -	$ 10,250	$ 12,982	$ 28,157
Stock issuance	7,000,000	33,250	333	8,000,000	-	-	5,000,000	-	-	19,417	-	19,750
Stock option compensation	-	-	-	-	-	-	-	-	-	136,768	-	136,768
Net income	-	-	-	-	-	-	-	-	-	-	604,181	604,181
Balance, December 31, 2022	14,000,000	345,750	758	16,000,000	4,500,000	4,500	5,000,000	-	-	166,435	617,163	788,856
Stock issuance	-	-	-	-	-	-	-	18,635	149,079	-	-	149,079
Stock option compensation	-	-	-	-	-	-	-	-	-	150,080	-	150,080
Net loss	-	-	-	-	-	-	-	-	-	-	(2,218,147)	(2,218,147)
Balance, December 31, 2023	14,000,000	345,750	$ 758	16,000,000	4,500,000	$ 4,500	5,000,000	18,635	$ 149,079	$ 316,515	$ (1,600,984)	$ (1,130,132)

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Cash Flows

For the years ended December 31, 2023 and 2022

	2023	2022
Cash flows from operating activities:		
Net (loss)/income	$ (2,218,147)	$ 604,181
Adjustments to reconcile net (loss)/income to		
change in cash from operating activities:		
Depreciation and amortization	309,576	130,552
Deferred income taxes	1,136	102,494
Realized and unrealized gains on investments	(32,268)	(7,464)
Amortization of right of use operating lease assets	103,232	4,389
Stock based compensation expense	150,080	136,768
Changes in assets and liabilities:		
Accounts receivable	(59,498)	24,276
Unbilled accounts receivable	34,674	423,452
Other assets	172,523	(197,788)
Accounts payable	(499,992)	1,153,930
Accrued liabilities	(24,967)	(145,079)
Deferred revenue	(6,602,709)	6,869,018
Right-of-use operating lease liabilities	(102,476)	-
Change in cash from operating activities	(8,768,836)	9,098,729
Cash flows from investing activities:		
Purchase of investments	-	(4,002,629)
Proceeds from sale of investments	4,042,361	-
Payments for intangible assets	(4,659)	(12,840)
Payments for property and equipment	(768,061)	(750,419)
Change in cash from investing activities	3,269,641	(4,765,888)
Cash flows from financing activities:		
Proceeds from common stock issuance	149,079	19,750
Proceeds from/(repayments) of line of credit	1,096,746	(96,040)
Change in cash from financing activities	1,245,825	(76,290)
Net change in cash	(4,253,370)	4,256,551
Cash at beginning of year	4,464,049	207,498
Cash at end of year	$ 210,679	$ 4,464,049
Supplemental disclosure of cash flow information		
Cash paid for:		
Interest	$ 18,629	$ 2,350
Income taxes	$ 27,760	$ 13,033

The accompanying notes are an integral part of the consolidated financial statements.

NOTE 1 – ORGANIZATION

The consolidated financial statements include Infinity Fuel Cell & Hydrogen, Inc. ("Infinity") and Infinity Fuel Cell and Hydrogen CF SPV, LLC ("SPV"), (collectively, the "Company"). Founded in 2002, Infinity has focused many years of combined military and space fuel cell experience on designing the next generation of air-independent fuel cells and regenerative fuel cells. With the support of NASA and several other U.S. government agencies and commercial businesses, the Company has achieved key breakthroughs in fuel cell design that have significantly reduced the complexity of these systems and dramatically improved performance and reliability.

On September 6, 2023, SPV was formed and registered as a crowdfunding vehicle under Rule 3a-9 of the Investment Company Act of 1940, which provides that SPV must be organized and operated for the sole purpose of directly acquiring, holding, and disposing of securities issued by a single crowdfunding issuer and raising capital in one or more offerings made in compliance with Regulation Crowdfunding under Section 4(a)(6) of the Securities Act of 1933, as amended. SPV is a wholly owned subsidiary of Infinity Fuel Cell and Hydrogen, Inc.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable, Unbilled Accounts Receivable and Deferred Revenue

The timing of revenue recognition, billings and cash collections result in accounts receivable, unbilled accounts receivable and deferred revenue. Customers pay either on a performance-based schedule or make progress payments as work is performed, depending on the contract terms.

Accounts Receivable

Accounts receivable are stated at amounts estimated by management to be the net realizable value. Accounts receivable are stated at the net amount expected to be collected. The Company is exposed to credit losses primarily in accounts receivable related to sales of products to commercial customers. The allowance for credit losses is established to provide for the expected lifetime credit losses by evaluation factors such as customer creditworthiness, historical payment and loss experiences, current economic conditions, including geographic and political risk, and the age and status of outstanding receivables. In certain circumstances, the Company may be able to develop reasonable and supportable forecasts over the contractual term of the financial asset. For periods beyond which the Company is able to make or obtain reasonable and supportable forecasts, the Company reverts to historical loss experience and information.

The Company determines credit ratings for each customer in the portfolio based on public information and information obtained directly from customers. The Company conducts a review of customer credit ratings, published historical credit default rates for different rating categories as a basis to validate the reasonableness of the allowance for expected credit losses on a quarterly basis, or when events and circumstances warrant. A credit limit is established for each customer based on the outcome of this review and consideration of other factors discussed above. In certain cases, the Company may require prepayment to mitigate credit risk.

Expected credit losses are written off in the period in which the financial asset is no longer collected. The Company had no allowance for credit losses as of December 31, 2023 and 2022.

Unbilled Accounts Receivable

Unbilled accounts receivable consists of work performed that has not been invoiced.

Deferred Revenue

Advance payments may also be received based on the contract terms. A liability is recorded for advance payments in excess of revenue recognized as deferred revenue.

Investments

Investments are reported at fair value. Fair value is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date.

Purchases and sales of securities are recorded on the trade date basis. Interest income is recorded on the accrual basis. Realized and unrealized gains and losses on investments include the Company's gains and losses on investments bought and sold as well as held during the year. Realized and unrealized gains and losses are reported in the statements of income.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Repairs and maintenance and the purchase of small equipment, below the capitalization threshold of $1,000, are charged to expense when incurred. Depreciation is computed on a straight-line basis over the following estimated useful lives:

Equipment	5 – 7 years
Furniture and fixtures	5 – 7 years
Leasehold improvements	Shorter of useful life of 5 – 7 years or the lease term
Computer software	1 – 5 years

Intangible Assets

Intangible assets with finite lives consist of patents. Amortization is computed on the straight-line basis over the estimated life of the asset which is twenty years. For the years ended December 31, 2023 and 2022, amortization expense was $13,559 and $13,214, respectively. Amortization is expected to approximate $13,663 for the years 2024 through 2028.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

Impairment

Accounting principles generally accepted in the United States require that management review the property and equipment and intangible assets' carrying values for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company assesses the recoverability of the carrying value of assets held for use based on a review of projected undiscounted cash flows. Impairment losses, where identified, are determined as the excess of the carrying value over the estimated fair value of the long-lived asset. As of December 31, 2023 and 2022, no such events or circumstances exist.

Revenue Recognition

The Company follows Accounting Standards Codification ("ASC") Topic 606: Revenue from Contracts with Customers ("Topic 606"). Under Topic 606, the amount of revenue recognized for any goods or services reflects the consideration that the Company expects to be entitled to receive in exchange for those goods and services. To achieve this core principle, the Company applies the following five-step approach: (1) identify the contract with the customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to performance obligations in the contract; and (5) recognize revenue when or as a performance obligation is satisfied.

A substantial portion of the Company's revenue is recognized over time. The Company's governmental and commercial contracts generally control the work in process by contractual clauses and the Company's right to payment for products or services that do not have an alternate use. Most contracts have several deliverables in line with the right to payment, but represent a single performance obligation, as the promise to transfer the individual goods and services is not separately identifiable from other promises in the contract. As control transfers continuously over time in these contracts, revenue is recognized based on the extent of progress towards completion of the performance obligation. The selection of the method to measure progress towards completion requires judgment and is based on the nature of the products or services to be provided. We generally use the cost-to-cost measure of progress as this measure best depicts the transfer of control to the customer which occurs as we incur costs on our contracts. Under the cost-to-cost method, the extent of progress towards completion is measured based on the ratio of costs incurred to date to the total estimated costs at completion of the performance obligation.

For over time contracts using cost-to-cost, management uses an Estimate at Completion ("EAC") process in which management reviews the progress and execution of our performance obligations. This EAC process requires management judgment relative to assessing risks, estimating contract revenue, determining reasonably dependable cost estimates, and making assumptions for schedule and technical issues. Since certain contracts extend over a longer period of time, the impact of revisions in cost and revenue estimates during the progress of work may adjust the current period earnings through a cumulative catch-up basis. This method recognizes, in the current year, the cumulative effect of the changes on current and prior years. Additionally, if the current contract estimate indicates a loss, a provision is made for the total anticipated loss when it becomes evident. Contract cost and revenue estimates for significant contracts are generally reviewed and reassessed quarterly.

Revenue from most government sponsored projects is recognized as direct costs are incurred plus allowable overhead less cost share requirements, if any. Revenue is only recognized to the extent the contracts are funded.

The Company performs both customer-sponsored research and development projects based on contractual agreements with customers and company-sponsored research and development projects.

Costs incurred for customer-sponsored projects include manufacturing and engineering labor, applicable overhead expenses, materials to build and test prototype units and other costs associated with customer sponsored research and development contracts. Costs incurred for customer-sponsored projects are recorded as cost of contract revenues in the consolidated Statements of Income.

Costs incurred for company-sponsored research and development projects consist primarily of labor, overhead, materials to build and test prototype units and consulting fees. These costs are recorded as research and development expenses in the consolidated Statements of Income.

Loss accruals are recognized to the extent that the estimated costs to satisfy the performance obligation exceed the estimated remaining unrecognized net consideration. Estimated losses are recognized in the period in which losses are identified.

Sales and other taxes the Company collects concurrent with revenue-producing activities are excluded from revenue. Incidental items that are immaterial in the context of the contract are recognized as expense. The Company does not have any significant financing components. For the years ended December 31, 2023 and 2022, all contracts were made within the United States.

Remaining performance obligations are the aggregate amount of the total contract transaction price that is unsatisfied or partially unsatisfied. As of December 31, 2023 and 2022, the Company's total remaining performance obligations for contracts was $6,348,429 and $13,161,567, respectively. See Note 15.

Warranties

The Company generally provides limited warranties for work performed. The warranty periods typically extend over a limited duration following substantial completion of the Company's work on a project. Historically, warranty claims have not resulted in material costs incurred. As of December 31, 2023 and 2022 there was no reserve recorded by the Company. During the years ended December 31, 2023 and 2022, $-0- was expensed by the Company.

Leases

The Company determines if an arrangement is a lease at inception. Lease right-of-use ("ROU") assets represent the Company's right to use an underlying asset for the lease term and operating lease liabilities represent the Company's obligation to make lease payments arising from the lease. Lease ROU assets and lease liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As the Company's leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The lease ROU asset also includes any lease payments made and excludes lease incentives. The lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Company has lease agreements with lease and non-lease components, which are generally accounted for separately.

Fair Value Measurement

The Company follows FASB ASC 820, *Fair Value Measurements*. This topic defines fair value and establishes a framework for measuring fair value in generally accepted accounting principles. ASC 820 defines fair value as the exchange price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date and in the principal or most advantageous market for that asset or liability. The fair value should be calculated based on assumptions that market participants would use in pricing the asset or liability, not on assumptions specific to the entity. In addition, the fair value of liabilities should include consideration of non-performance risk including the Company's own credit risk.

In addition to defining fair value, ASC 820 expands the disclosure requirements around fair value and establishes a fair value hierarchy for valuation inputs. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market. These levels are:

- Level 1 - inputs are based upon unadjusted quoted prices for identical instruments traded in active markets.

- Level 2 - inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

- Level 3 - inputs are generally unobservable and typically reflect management's estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models, and similar techniques.

Valuation techniques based on unobservable inputs are highly subjective and require judgments regarding significant matters, such as the amount and timing of future cash flows and the selection of discount rates that may appropriately reflect market and credit risks. Changes in these judgments often have a material impact on the fair value estimates. In addition, since these estimates are as of a specific point in time, they are susceptible to material near-term changes.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards, using enacted tax rates in effect for the year in which the differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enacted date. A valuation allowance is provided for to reduce the deferred tax assets to a level which, more likely than not, will be realized.

The Company recognizes tax positions in the consolidated financial statements only when it is more likely than not that the position will be sustained upon examination by the relevant taxing authority. A liability is established for differences between positions taken, if any, in income tax provision in the consolidated Statement of Income. To the extent that accrued interest and penalties do not ultimately become payable, amounts accrued will be reduced and reflected as a reduction of the overall income tax provision in the period that such determination is made.

Equity Based Compensation

The Company measures and recognizes the cost of services received in exchange for awards of equity instruments based on the grant-date fair value in accordance with the Financial Accounting Standards Board (the "FASB") Accounting Standards Codification ("ASC") 718, *Compensation - Stock Compensation*. The Company uses the Black-Scholes valuation model to determine grant-date fair value for stock options and recognizes straight line amortization of share-based compensation expense over the requisite service period of the respective awards and accounts for stock option forfeitures as they occur.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

Adoption of New Accounting Pronouncement

On January 1, 2023, the Company adopted ASU 2016-13 Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (ASC 326). This standard replaced the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss ("CECL") methodology. CECL requires an estimate of credit losses for the remaining estimated life of the financial asset using historical experience, current conditions, and reasonable and supportable forecasts and generally applies to financial assets measured at amortized cost, including loan receivables and held-to-maturity debt securities, and some off-balance sheet credit exposures such as unfunded commitments to extend credit. Financial assets measured at amortized cost will be presented at the net amount expected to be collected by using an allowance for credit losses.

NOTE 3 – LIQUIDITY

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The nature of the business is research and development which leads to significant fluctuations in profitability due to technological advances and changing economic conditions. As of December 31, 2023, the Company's current liabilities exceeded its current assets by $2,564,593. The following have occurred which indicate the Company's ability to continue as a going concern:

- During 2024, the Company secured various contracts, including one significant contract, which projects profitability through October 2024. The Company expects to recognize approximately $2,900,000 of revenue in regard to these contracts.

- The Company is in the process of negotiating contracts with customers, including the federal government. These contracts are expected to generate an additional $3-5 million of revenue beginning in 2025. In the event these contracts are not executed, the Company is prepared to reduce workforce accordingly.

- As of December 31, 2023, SPV has generated $149,079 of capital through a crowdfunding platform. During 2024, management expects to generate an additional $4,400,000 of capital, less fees of $1,700,000, net $2,700,000, utilizing this crowdfunding platform.

- A majority stockholder loaned the Company $300,000 in the beginning of 2024, which is expected to be paid in full in September 2024. The stockholder is prepared to extend the repayment of this loan.

As a result of the above factors and the Company's historical record of securing contracts and generating revenues in excess of its expenses, the fact that the Company's liabilities exceed its assets should not preclude the Company to continue as a going concern through May of 2025.

NOTE 4 – INVESTMENTS

Investments consist of the following at December 31,:

	2023	2022
U.S. Treasury Notes	$ -	$ 4,010,093

Fair values of investments, measured on a recurring basis at the reporting date, are considered Level 1. The Company liquidated their investments during the year ended December 31, 2023.

NOTE 5 – PROPERTY AND EQUIPMENT, NET

Property and equipment consist of the following at December 31,:

	2023	2022
Equipment	$ 1,072,238	$ 670,965
Furniture and fixtures	155,014	118,572
Leasehold improvements	628,234	289,779
Computer software	70,837	70,837
Construction in progress	346	8,454
	1,926,669	1,158,607
Less accumulated depreciation and amortization	(726,430)	(430,412)
Total property and equipment, net	$ 1,200,239	$ 728,195

Depreciation expense for property and equipment was $296,017 and $117,338 for the years ended December 31, 2023 and 2022, respectively.

NOTE 6 – INTANGIBLE ASSETS, NET

Intangible assets, net consist of the following at December 31,:

	2023	2022
Patents	$ 272,038	$ 267,379
Trademarks	825	825
	272,863	268,204
Less accumulated amortization	(145,836)	(132,277)
Total intangible assets, net	$ 127,027	$ 135,927

NOTE 7 – ACCRUED LIABILITIES

Accrued liabilities consist of the following at December 31,:

	2023	2022
Accrued professional fees	$ 51,259	$ 57,596
Accrued payroll and employee benefits	89,508	128,952
Accrued income taxes	35,795	14,981
Total accrued liabilities	$ 176,562	$ 201,529

NOTE 8 – LINE OF CREDIT

The Company entered into an unsecured line of credit with Webster Bank for maximum borrowings of $100,000, at a fixed interest rate of 8.00%, with a maturity date renewing each May 25th. Interest only payments are required monthly. As of December 31, 2023 and 2022, there was $96,746 and $-0-outstanding, respectively.

In 2023 the Company entered into a secured line of credit with NBT Bank for the maximum borrowings of $1,000,000, at an interest rate of 0.5% under the Wall Street Journal Prime Rate. The interest rate was 8.50% as of December 31, 2023. Interest only payments are required monthly. The line of credit is collateralized by certain assets of the Company and personally guaranteed by the majority stockholder of the Company. Repayment of the line of credit is on demand, with no formal maturity date. As of December 31, 2023, there was $1,000,000 outstanding.

NOTE 9 – STOCKHOLDERS EQUITY

Common Stock

The Company maintains three classes of common stock as follows:

Class	Par Value	Voting Rights	Shares Authorized
A	$0.001	Yes	14,000,000
B	$0.001	Yes	16,000,000
C	$0.001	No	5,000,000

The Company has entered into agreements with all of its stockholders whereby the shares of the Company are subject to restrictions as to sale or transfer. The Company has the right of first refusal to purchase all or any portion of the outstanding stock of any stockholder who wishes to sell his stock pursuant to a bona fide offer from a third party other than a family member of the stockholder as defined in the Restricted Stock Purchase Agreement. Shares issued may be subject to additional restrictions.

Preferred Stock

Preferred stock may be issued by the Board of Directors. The Company maintains preferred stock at a par value of $.001 with five million shares authorized. At December 31, 2023 and 2022, there are no preferred shares issued and outstanding.

NOTE 9 – STOCKHOLDERS EQUITY *(CONTINUED)*

Stock Incentive Plan

The Board of Directors adopted the 2015 Stock Option Plan (the "Stock Plan"). There are three million allocated shares of common stock which may be issued and sold under the Stock Plan. Eligible individuals may be granted either incentive stock options under Section 422 of the Internal Revenue Code (the "Code") or non-qualified options as defined by the Stock Plan, at the sole discretion of the Board of Directors.

The purchase price of executed options shall not be less than 100% of the fair market value of such stock or less than 110% of such fair market value in the case of options as outlined in the Stock Plan document. Options shall expire in accordance with agreement terms, which shall not be later than ten years after the date the option was granted, unless terminated earlier under other Stock Plan provisions. The holder of an option has no rights as a stockholder. Options are not transferable unless non-qualified options are transferred to a qualified domestic relations order as defined.

Upon termination of employment for any reason, including death or disability, at any time before the exercise period ends, the termination will be deemed an offer to the Company to cancel the options unless otherwise specified in the Stock Plan provisions.

Stock Options

Stock option compensation expense is recorded on a straight-line basis over the appropriate vesting period, generally three or four years but no longer than ten years. The Company recorded $150,080 and $136,768 for stock option expense during the years ended December 31, 2023 and 2022, respectively. The Company issues shares of Class A or Class B common stock upon the exercise of stock options.

The total pretax intrinsic value of options exercised during the years ended December 31, 2023 and 2022 (which is the amount by which the stock price exceeded the exercise price of the options on the date of exercise) was $-0-. At December 31, 2023 and 2022, respectively, the intrinsic value of stock options outstanding was $-0- and the intrinsic value of stock options exercisable was $-0-. During the years ended December 31, 2023 and 2022, the amount of cash received from the exercise of stock options was $-0- and $19,750, respectively.

At December 31, 2023, there was $231,770 of total unrecognized compensation cost related to non-vested stock option awards.

The fair value of stock options is determined by using a lattice-based option pricing model. The Company uses a combination of its historical stock price volatility and the volatility of exchange traded options, if any, on the Company stock to compute the expected volatility for purposes of valuing stock options granted. The period used for the historical stock price corresponded to the expected term of the options. The expected dividend yield is based on the Company's practice of not paying dividends. The risk-free rate of return is based on the yield of U.S. Treasury Strips with terms equal to the expected life of the options as of the grant date.

Stock option valuation assumptions are as follows:

	2023	2022
Stock option valuation assumption		
Expected dividend yield	0%	0%
Expected volatility	80%	45% - 80%
Risk-free interest	3.8%	3.8%
Expected life in years	6.25 years	6.25 years

NOTE 9 – STOCKHOLDERS EQUITY *(CONTINUED)*

The following table summarizes stock option activity for the years ended December 31,:

	2023		2022	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding, beginning of year	2,080,000	$ 0.86	1,817,500	$ 0.56
Granted	52,500	2.70	430,000	2.11
Exercised	-	-	(33,250)	0.59
Canceled or expired	(220,000)	1.47	(134,250)	0.81
Outstanding, end of year	1,912,500	$ 0.84	2,080,000	$ 0.86

The weighted average grant date fair value per share of stock options granted during the years ended December 31, 2023 and 2022 was $2.29 and $1.20, respectively.

Two stock option agreements were granted and cancelled during 2023. There were no expired options during 2023. Two stock option agreements were granted and cancelled during 2022. There was one agreement partially exercised, two agreements partially exercised upon cancellation and no expired options during 2022.

The following table provides certain information with respect to stock options outstanding and exercisable at December 31, 2023, under the Stock Plan:

	Outstanding			Exercisable
	Number of Outstanding Shares	Weighted Average Exercise Price	Weighted Average Remaining Life in Years	Number of Exercisable Shares
Range of exercise prices				
$0.00-$0.50	1,265,000	$ 0.50	2.3	1,265,000
$0.51-$0.75	300,000	0.75	6.8	250,000
$0.76-$2.00	275,000	1.90	8.0	31,250
$2.01-$3.19	72,500	3.19	8.8	-
	1,912,500	$ 0.84	3.9	1,546,250

Crowdfunding

The Company began conducting a Regulation Crowdfunding offering of their Class C common stock through the SPV. The maximum number of Class C shares that will be permitted through this offering will be 610,937 shares at $8.00 per share, for a total amount of $4,999,996. As of December 31, 2023, the Company issued 18,635 Class C shares through the crowdfunding platform.

NOTE 10 – CONTRACT REVENUES

The following table presents the Company's contract revenues disaggregated by customer type:

	2023	2022
United States Government	$ 420,226	$ 760,730
Commercial	6,520,388	8,195,401
Total contract revenues	$ 6,940,614	$ 8,956,131

NOTE 11 – LEASES

The Company leases its office and warehouse spaces in Windsor, Connecticut, which commenced July 1, 2019, and expired June 30, 2022, at a rate of $3,250 per month. An extension was signed for three more years expiring on June 30, 2025. In March 2020, the Company leased an additional space in the office park until February 28, 2025. The total rent expense was $168,795 and $152,270 for the years ended December 31, 2023 and 2022, respectively. The Company' estimated incremental borrowing rate of 5% was used in its present value calculation as the office lease does not have a stated rate and the implicit rate was not readily determinable. Common areas costs incurred by the Company are included in rent expense.

The future maturities of operating lease obligations are as follows for the years ending December 31,:

2024	$ 116,429
2025	35,267
Total future minimum lease payments	151,696
Less imputed interest	(4,612)
Total operating lease liability	147,084
Less operating lease liability, current	(112,083)
Operating lease liability, non-current	$ 35,001

NOTE 12 – RETIREMENT PLAN

On September 1, 2010, the Company adopted a simple IRA plan (the "Plan"). Under the provisions of the Plan, an employee is eligible to make deferred salary contributions if they are expected to receive at least $5,000 in compensation during the calendar year. Eligible participants may elect to make salary reduction contributions up to Internal Revenue Service limits. The Company can elect to make a non-elective contribution equal to 2% of the employees contribution or elect to make a dollar-for-dollar match of employee elective deferrals each year, up to an elected % not to exceed 3%. Company expense for matching contributions was $40,786 and $41,643 for the years ended December 31, 2023 and 2022, respectively.

NOTE 13 – CONCENTRATIONS

The Company maintains its cash in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

For the years ended December 31, 2023 and 2022, two customers accounted for 92% of total revenues.

NOTE 14 – INCOME TAXES

The Company accounts for income taxes in accordance with the Accounting for Income Taxes ("ASC 740") topic of the FASB Accounting Standards Codification. ASC 740 requires that a deferred tax liability or asset be recognized for the estimated future tax effects attributable to temporary differences between the Company's tax return and financial statements. ASC 740 provides for recognition of a deferred tax asset for all future deductible temporary differences that, more likely than not, will provide the Company a future benefit.

At December 31, 2023 and 2022 a valuation allowance was established for deferred tax assets of $633,875 and $107,661, respectively, since the Company's management believed that it is more likely than not that the Company will not realize the benefit of deductible temporary differences based on the level of historical taxable income and projected future taxable income.

At December 31, 2023 and 2022, the Company has federal net operating loss carryforwards of approximately $2,582,000 and $356,000, respectively, and state net operating loss carryforwards of approximately $1,546,000 and $556,000, respectively.

The provision for income taxes consisted of the following at December 31,:

	2023	2022
Current	$ 251	$ 920,189
Deferred	(4,832)	(796,920)
Provision for income taxes	$ (4,581)	$ 123,269

The significant components of net deferred tax assets/ (liabilities) are as follows as of December 31,:

	2023	2022
Deferred tax assets/(liabilities):		
Property and equipment	$ (283,627)	$ (194,413)
Intangible assets	(38)	(770)
Unrealized gain on investments	-	(2,010)
Section 174 add back	153,838	69,887
Right of use asset	(38,217)	-
Right of use liability	39,602	-
State net operating loss	91,590	32,963
Federal net operating loss	542,285	74,698
Total deferred tax assets	505,433	(19,645)
Less valuation allowance	(633,875)	(107,661)
Net deferred tax assets/(liabilities)	$ (128,442)	$ (127,306)

The Company's effective tax rate differs from the statutory federal income tax rate primarily due to state and local income taxes, stock option compensation, and changes in the valuation allowance for deferred tax assets/(liabilities).

Currently, the Company's tax filings for calendar years 2020-2022 remain open to inspection by the IRS and the State of Connecticut. The Company's 2023 tax return will be filed during 2024.

NOTE 15 – SUBSEQUENT EVENTS

The Company monitored and evaluated any subsequent events for footnote disclosures or adjustments required in its consolidated financial statements for the year ended December 31, 2023 through June 11, 2024, the date on which the consolidated financial statements were available to be issued.

In March 2024, the Company received notice that one of their large development and production contracts was being terminated, primarily due to production schedule issues. As of December 31, 2023, the remaining performance obligations related to this contract were $6,163,717. Since December 31, 2023, performance obligations of $338,696 were completed, invoiced and paid after completion of a successful development phase and delivery of the first Engineering Development Unit product. Final customer payment for work that was in process and to address other open obligations as part of the terminated contract could range from $-0- to $2,132,749, as negotiations of the termination and possible compensation are still in process. The termination of this contract could leave the Company with approximately $2,000,000 of work-in-process materials that were previously recorded as cost of contract revenues. The net realizable value of the materials is $-0-, as the materials are proprietary and have no alternative use. However, after some rework, the Company may be able to utilize these materials to fill existing contracts and expected contracts, reducing the cost of goods of future contract revenues to the Company.

In February and March 2024, the Company received purchase orders totaling approximately $1,550,000 for delivery of fuel cell products with a new commercial customer. See Note 3.

Headquarters
280 Trumbull Street, 24th Floor
Hartford, CT 06103
860.522.3111

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One Hamden Center
2319 Whitney Avenue, Suite 2A
Hamden, CT 06518
203.397.2525

14 Bobala Road, 3rd Floor
Holyoke, MA 01040
413.536.3970

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WAdvising.com

